Exhibit 99.1

Ur-Energy Selects General Contractor for Plant Construction

Denver, Colorado (Marketwire – November 4, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce the selection of a firm to serve as the General Contractor in the construction of the process plant facilities at its Lost Creek uranium project in Wyoming.

Bill Boberg, Ur-Energy President & CEO, stated, “The selection of the General Contractor for Lost Creek is an important step in implementing our plan to optimize our schedule of putting Lost Creek into production.  Selecting the contractor at this time allows them the time to be fully prepared to start construction as soon as we receive all of our permits by mid 2010.”

Ur-Energy, through its wholly owned subsidiary, Lost Creek ISR, LLC, has progressed sufficiently with the permitting and regulatory process that it is proceeding with its plans for construction of the process plant facilities at Lost Creek.  Following an extensive screening process, Fagen Inc., headquartered in Granite Falls, Minnesota, has been awarded the contract to provide the General Contracting services to Lost Creek.  This timely selection of the General Contractor provides assurance that ample lead time exists for the optimization and finalization of the purchasing and construction schedules prior to the commencement of construction in mid 2010.  Ur-Energy’s engineering group has already started the process of purchasing long lead-time equipment items and finalizing bids for mid-term and short lead-time items.

Fagen, Inc. is a national industrial contractor with an excellent record of customer satisfaction.  They have been involved in hundreds of major projects across the United States since 1988. Wayne Heili, Ur-Energy Vice President of Mining & Engineering, stated, “Ur-Energy is very pleased to be able to work with a firm with the vast experience of Fagen, Inc. to construct our facilities at Lost Creek.  Fagen’s proven track record over the years will pay off for Ur-Energy as we move Lost Creek toward production.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

About Fagen, Inc.
Fagen, Inc. is the largest, most respected merit shop green energy design-builder in the United States. Utilizing a database of over 25,000 civil, mechanical, and electrical direct-hire employees, Fagen, Inc. has constructed 60% of the ethanol production capacity in the United States, multiple wind farms, and significant upgrades to power plants.  The unmatched standard for safety, quality, and service has led Fagen, Inc. to be listed in the top 40 largest contractors in the United States by Engineering News Record. Information about Fagen, Inc. can be found by visiting www.fageninc.com.

FOR FURTHER INFORMATION ABOUT UR-ENERGY, PLEASE CONTACT:

Dani Wright-Jones, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President & CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

FOR FURTHER INFORMATION ABOUT FAGEN, INC., PLEASE CONTACT:

Dave Brymer, Estimator
1-970-879-8310 ext. 4208
dbrymer@fageninc.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek; procurement and construction plans, and the Lost Creek production timeline, etc. and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.